Zi Corporation Reports 2005 Fourth Quarter, Year-End Results

CALGARY, AB, March 29, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its fourth quarter and year ended December 31, 2005. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

Total revenues for the fourth quarter of 2005 were $2.9 million compared to total revenues in the 2004 fourth quarter of $3.2 million. The net loss for the 2005 fourth quarter was $2.1 million, or a loss per basic and diluted share of $0.05, compared to a net loss of $1.9 million, or a loss of $0.04 per basic and diluted share in the prior year fourth quarter. Gross margin as a percentage of revenue for the 2005 fourth quarter was 95 percent versus 97 percent for the year earlier quarter.

Chairman, President and CEO Michael Lobsinger said that he believes the 18 percent increase in fourth quarter revenues from the 2005 third quarter may be a strong indicator that revenue declines from a limited number of customers in earlier quarters are beginning to rebound. "Even though revenues for the 2005 fourth quarter and year declined from the prior year periods, we believe Zi is back on a track of yearly growth," Lobsinger noted.

"We are confident we are addressing the impact on our business of a shift that has occurred in the mobile phone market. This shift is driven by pressure from the mobile operators to provide lower cost handsets to their mobile subscribers, as well as changes in market share among OEMs. These changes in market share are a result of the major OEMs increasing their dominance at the expense of the small and mid-tier OEMs, which historically have represented a significant portion of our revenue," Lobsinger said.

Zi also strategically expanded its product line in 2005, acquiring Decuma® Handwriting Recognition technology and launching its breakthrough Qix™ service discovery engine into carrier trials. In addition, the Company has been successful in securing key customers in new high growth markets such as gaming.

"To be successful in the rapidly changing and consolidating global handset market requires the ability to adapt and I believe we demonstrated that in 2005," Lobsinger added. "Thanks to the efforts of our new sales and marketing team we managed to penetrate major accounts outside of China, where we had previously been concentrated. Our new range of products and our sales and marketing successes bode very well for Zi's future."

Zi Corporation total revenues for 2005 were $11.4 million compared to total revenues of $13.4 million for 2004. The net loss for 2005 was $5.3 million, or a loss per basic and diluted share of

$0.12, compared to a net loss of $2.4 million, or a loss per basic and diluted share of $0.06 for the year-earlier period. Gross margin as a percentage of revenue in 2005 was 95 percent compared to 97 percent in the prior year period.

Total revenues for 2005 included other product revenue from e-Learning of $0.8 million, which compares to $0.5 million a year earlier. Included in the 2005 net loss is a $1.4 million gain on settlement of litigation against prior legal counsel and a $250,000 impairment charge related to a note receivable.

The Company's balance sheet as of December 31, 2005 showed cash and cash equivalents of $12.2 million, total assets of $22.4 million, total liabilities of $8.7 million, a current ratio of 2.03:1, and shareholders' equity of $13.7 million.

In 2005, Zi earned royalties from 72 eZiText® licensees compared to 57 in the same period a year earlier. During 2005, 196 new handset models embedded with eZiText were released into the market, bringing the total at December 31, 2005 to 1,000 compared to 804 a year earlier. In the fourth quarter of 2005, 40 new handset models embedded with eZiText were released into the market.

Zi's core product, eZiText, is now pre-integrated on all major mobile operating systems and platform providers for smart phones including: S60, Symbian, Microsoft Smartphone, PalmSource and Brew. Qix™ is integrated with S60 and UIQ platforms.

At the end of 2005, Zi announced that Archer Education Group Inc., a Vancouver-based international education company had acquired its Oztime e-Learning business. With the completion of that transaction, the Company will allocate resources to accelerating growth by maximizing the return on its predictive text technologies, handwriting recognition products and Qix service discovery engine.

Chief Operating Officer Milos Djokovic said that during 2005, the Company penetrated major accounts; finalized a deal in Japan for Decuma software to be embedded on Motorola handsets in Japan; signed a licensing agreement with Sony Ericsson for its smartphone offering; implemented a program to market its suite of Zi products; announced a strategically important relationship with Nintendo for the use of Decuma Handwriting Recognition technology in games for the Nintendo handheld video game system, and launched an accelerated marketing strategy for Qix.

"Overall our new sales and marketing team made significant progress during 2005," Djokovic said. "Perhaps one of the most promising accomplishments for the future was the very positive results from the first phase of our field trial of Qix with Virgin Mobile in the UK. The results showed significant increases in handset usage for such tasks as simple voice calls, SMS (text messaging), MMS (multimedia messaging) and Internet access as Qix gained momentum and traction with consumers participating in the trial. Virgin Mobile is currently expanding into the second phase of the project. We have also begun marketing Qix to several European carriers that have expressed a desire to enter into commercial agreements with Zi.

Djokovic added that Zi also bolstered its relationships with several of the larger handset manufacturers and made real progress toward turning a number of those relationships into global agreements. "We believe our sales, marketing and development teams have created new momentum in winning new customers and building revenues."

The year over year reduction in the Company's 2005 revenue was due principally to a significant revenue decline from a limited number of large customers, partially offset by the remainder of its accounts reporting overall modest growth.

The increase in net loss in 2005 over 2004, was due to lower revenue of $2.0 million with a resulting reduction in gross margin of $2.2 million; increased product research & development expense of $1.9 million; increased legal and litigation of $0.8 million; increased depreciation and amortization of $0.2 million; a tax provision related to a Chinese subsidiary of $0.7 million; and an increase in selling, general & administration costs (SG&A) of $0.6 million offset by an increase in interest income and other items of $0.3 million.

SG&A increased for the fourth quarter of 2005 and year to $2.6 million and $9.9 million, respectively, compared to $1.7 million and $9.3 million for the same year-earlier periods. The increases in the fourth quarter of 2005 and year over year include costs associated with operations of the recently acquired Decuma Handwriting Recognition technology, costs associated with Sarbanes-Oxley Act ("SOX") and other compliance work and realized foreign exchange losses. Offsetting these increases over 2004 was the absence of $1.4 million of Restricted Stock Units and non employee stock options costs incurred in 2004. There was no non-cash compensation expense incurred in 2005.

Product research and development expense for the 2005 fourth quarter and year were $1.2 million and $4.2 million, respectively, compared to $0.9 million and $2.4 million in the respective year-earlier periods. Gross expenditures on product research and development before capitalization increased by $1.2 million to $5.2 million in 2005 compared to $4.0 million in 2004.

The Company continues to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software. In 2005, the Company capitalized $0.9 million in software development costs compared with $1.7 million for the same period in 2004. The costs capitalized during these periods were related to software development to develop new and improved language database software.

Summary of Results of Operations

(thousands of US$ except for share and per share amounts)	Three Months Ended Dec 31,				Year Ended Dec 31,			
		2005 (unaudited)		2004 (unaudited)		2005		2004
Revenue	$	2,906	$	3,242	$	11,385	$	13,403
Gross margin		2,760		3,140		10,780		12,931
Net loss		(2,126)		(1,911)		(5,317)		(2,388)
Total assets	$	22,405	$	21,699	$	22,405	$	21,699
Net loss per share - basic and diluted	$	(0.05)	$	(0.04)	$	(0.12)	$	(0.06)
Outstanding shares, weighted average		46,273		43,984		46,153		41,373
Outstanding shares, end of period		46,273		45,225		46,273		45,225

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's consolidated financial statements and notes.

Conference Call

As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EST (Eastern). The dial-in number for the call in North America is 1-800-289-0544 and 1-913-981-5533 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, eZiType™ for keyboard prediction with auto-correction, Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Zi, Decuma, Qix, eZiTap, eZiType and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Investor Inquiries:		*Media Inquiries:*
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

Consolidated Balance Sheets

As of December 31	2005	2004
(All amounts in United States of America dollars except share amounts)		
Assets		
Current assets		
Cash and cash equivalents	$12,157,440	$ 12,889,335
Accounts receivable, net of allowance of $426,697 (2004 - $154,108)	4,579,966	5,570,869
Accounts receivable from related party	–	43,629
Work-in-progress and inventory	13,897	–
Prepayments and deposits	607,375	414,994
Total current assets	17,358,678	18,918,827
Notes receivable	–	–
Capital assets - net	1,210,947	1,087,957
Intangible assets - net	3,834,880	1,692,087
Investment in significantly influenced company	–	–
	$22,404,505	$21,698,871
Liabilities and shareholders' equity		
Current liabilities		
Bank indebtedness	$ 106,650	$ –
Accounts payable and accrued liabilities	4,211,564	3,081,280
Deferred revenue	4,185,341	2,704,105
Current portion of other long-term liabilities	64,927	71,969
Total current liabilities	8,568,482	5,857,354
Notes payable	147,678	–
Other long-term liabilities	30,530	92,361
	8,746,690	5,949,715
Contingent liabilities, commitments and guarantees		
Shareholders' equity		
Share capital		
Unlimited number of Class A, 9% convertible, preferred shares authorized		
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,		
46,272,568 (2004 – 45,225,190) issued and outstanding	109,365,824	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(97,244,454)	(91,927,031)
Accumulated other comprehensive loss	(577,745)	(463,637)
	13,657,815	15,749,156
	$22,404,505	$ 21,698,871

See accompanying notes to consolidated financial statements.

Intelligent Interface Solutions

Consolidated Statements of Loss

Years ended December 31	2005	2004	2003
(All amounts in United States of America dollars except share amounts)			
Revenue			
License and implementation fees	$10,614,043	$12,898,838	$ 9,918,998
Other product revenue	770,470	504,213	684,070
	11,384,513	13,403,051	10,603,068
Cost of sales			
License and implementation fees	355,597	362,562	349,824
Other product costs	248,689	109,252	85,711
	604,286	471,814	435,535
Gross margin	10,780,227	12,931,237	10,167,533
Operating expenses			
Selling general and administrative	(9,861,123)	(9,281,365)	(8,137,551)
Litigation and legal	(1,673,486)	(833,197)	(886,860)
Product research and development	(4,243,172)	(2,350,141)	(2,098,735)
Depreciation and amortization	(1,134,554)	(926,886)	(1,380,265)
Impairment of note receivable	(250,000)	(2,000,000)	–
Gain on settlement of litigation	1,415,616	-	–
Operating loss before undernoted	(4,966,492)	(2,460,352)	(2,335,878)
Interest on capital lease obligation	(3,924)	(25,558)	(9,856)
Other interest expense	(2,368)	(30,839)	(608,858)
Interest income and other income	366,796	128,550	23,483
Loss before income taxes	(4,605,988)	(2,388,199)	(2,931,109)
Equity interest in loss of significantly influenced company	–	–	–
Minority interest	(23,920)	–	–
Income taxes	(687,515)	–	–
Net loss	$(5,317,423)	$(2,388,199)	$(2,931,109)
Basic and diluted loss per share	$ (0.12)	$ (0.06)	$ (0.08)
Weighted average common shares – basic and diluted	46,152,711	41,373,309	38,719,786
Common shares outstanding, end of year	46,272,568	45,225,190	39,371,560

See accompanying notes to consolidated financial statements.

Intelligent Interface Solutions

Consolidated Statements of Cash Flow

Years ended December 31	2005	2004	2003
(All amounts in United States of America dollars)			
Net cash flow from (used in) operating activities:			
Net loss	$ (5,317,423)	$ (2,388,199)	$ (2,931,109)
Items not affecting cash:			
Loss on dispositions of capital assets	8,354	9,899	2,415
Depreciation and amortization	1,162,118	926,886	1,380,265
Impairment of note receivable	250,000	2,000,000	–
Non-cash interest expense	–	–	95,344
Non-cash compensation expense	–	685,767	516,353
Non-cash consultant compensation expense	–	685,631	–
Decrease (increase) in non-cash working capital	2,749,878	(989,769)	(370,608)
Cash flow from (used in) operating activities	(1,147,073)	930,215	(1,307,340)
Cash flow from (used in) financing activities:			
Proceeds from issuance of common shares, net of issuance costs	2,342,054	12,209,030	2,937,228
Settlement of note payable	–	(1,000,000)	(3,300,000)
Issuance of note payable	–	–	1,000,000
Bank indebtedness	106,650	–	–
Payment of capital lease obligations	(16,141)	–	(96,223)
Cash flow from financing activities	2,432,563	11,209,030	541,005
Cash flow from (used in) investing activities:			
Note receivable	(250,000)	–	–
Purchase of capital assets	(258,485)	(178,258)	(133,297)
Proceeds from capital dispositions	1,906	–	2,772
Software development costs	(930,264)	(1,661,974)	(237,618)
Other deferred costs	(52,732)	(52,397)	(47,622)
Acquisition of subsidiaries	(434,546)	–	–
Cash flow used in investing activities	(1,924,121)	(1,892,629)	(415,765)
Effect of foreign exchange rate changes on cash and cash equivalents	(93,264)	275,834	162,453
Net cash inflow (outflow)	(731,895)	10,522,450	(1,019,647)
Cash and cash equivalents, beginning of year	12,889,335	2,366,885	3,386,532
Cash and cash equivalents, end of year	$12,157,440	$12,889,335	$ 2,366,885
Non-cash financing activity			
Equipment acquired under capital lease	$ –	$ 29,118	$ –
Components of cash and cash equivalents			
Cash	$ 4,768,375	$ 5,867,700	$ 2,366,885
Cash equivalents	$ 7,389,065	$ 7,021,635	$ –
Supplemental cash flow information			
Cash paid for interest	$ 6,292	$ 56,397	$ 523,370
Cash paid for income taxes	$ 687,515	$ –	$ –

See accompanying notes to consolidated financial statements.

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2004 and 2003 (All amounts expressed in United States of America dollars except share amounts)

1. NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. In 2005, through its e-Learning business segment which includes Beijing Oztime Education & Network Co. Ltd. ("Oztime"), EnglishPractice Inc. ("EPI"), Archer Education Group Inc. ("Archer") and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Also, Archer provides personal and organizational teaching and learning through Canadian based schools.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"). Prior to December 31, 2004, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to U.S. GAAP. Management elected to report in conformity with U.S. GAAP as of December 31, 2004 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in U.S. dollars, with comparative periods restated to U.S. dollars.

Intelligent Interface Solutions